SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

IMAGISTICS INTERNATIONAL INC.
(Name of Subject Company)

IMAGISTICS INTERNATIONAL INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(including the associated preferred stock purchase rights)
(Title of Class of Securities)

45247T104
(CUSIP Number of Class of Securities)

     Mark S. Flynn
Vice President, General Counsel and Secretary
100 Oakview Drive
Trumbull, Connecticut 06611
(203) 365-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

     Louis L. Goldberg
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.